Exhibit 99.1

ASX Announcement	12 July 2018

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766

www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Provides July 2018 Operational Update

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today provided an update regarding the Company’s recent development activities.

Production

The Paloma Ranch 7H well had a completed lateral length of 7,690’ and initiated flowback on 2nd June. Initial 30-day production (“IP-30”) results were 1,345 barrels of oil equivalent per day with oil representing 62% (or 829 barrels) of volumes. The Peeler Ranch 8HC and 9HC wells initiated flowback on 26th June and had completed lateral lengths of 5,642’ and 5,820’ respectively. Early Peeler Ranch production results to date are in line with well performance expectations.

Drilling Activities

Sundance began drilling both wells on the two well Harlan Bethune 34H and 35H pad in Live Oak County with the Patterson 229 rig during the third week of June. The Company has completed drilling the 35H well and is presently drilling the intermediate section of the 34H well.

Sundance additionally mobilized the Patterson 589 rig to the two well Justin Tom 05H and 06H pad in Atascosa County and began drilling both wells during the second week of June. The Company has finished drilling, casing and cementing the vertical section of both wells and is presently drilling ahead in the lateral of the 05H well.

Sundance has executed a one year contract on the Patterson 229 rig and a 90 day contract on the Patterson 589 rig, both at fixed day rates in-line with assumptions used for the Company’s previously announced capital expenditure program.

ASX Code: SEA

Completion Activities

Sundance mobilized its frac crew to the two well Allen MCM 1HA and 2HA pad in McMullen County and initiated the frac job on 6th July. Initial production of the Allen wells is estimated on 1st August. The Company has prepped the recently drilled three well Harlan Bethune 25H, 26H and 27H pad in Live Oak County for frac and intends to mobilize the frac crew there in late July following completion of the frac jobs on the Allen wells. The Company anticipates completing and beginning production on 10 wells in the third quarter.

Year to Date Activities Overview

Well Name	County	Spud Date	Frac Start Date	IP Date	Completed Lat Length	30-Day IP Rate (boe/d)	% Oil
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690'	1,345	62%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642'	-	-
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820'	-	-
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	-	-	-	-
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	-	-	-	-
Harlan Bethune 25H	Live Oak	7-May-18	-	-	-	-	-
Harlan Bethune 26H	Live Oak	11-May-18	-	-	-	-	-
Harlan Bethune 27H	Live Oak	13-May-18	-	-	-	-	-
Justin Tom 05H	Atascosa	17-Jun-18	-	-	-	-	-
Justin Tom 06H	Atascosa	14-Jun-18	-	-	-	-	-
Harlan Bethune 34H	Live Oak	25-Jun-18	-	-	-	-	-
Harlan Bethune 35H	Live Oak	22-Jun-18	-	-	-	-	-

For more information, please contact:

United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford where the company has a position of approximately net 56,600 net acres. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.